15045591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TrueNorth, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8200 E. 32nd Street North, Suite 100
(No. and Street)

Wichita (City) KS (State) 67226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David L. Strohm (316) 266-6571
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H, LLLP
(Name – *if individual, state last, first, middle name*)

7979 East Tufts Ave, Suite 400 (Address) Denver (City) CO (State) 80237 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

02/27/15

OATH OR AFFIRMATION

I, Margaret E. Hornbeck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrueNorth, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PHYLLIS D. TURKLE
Notary Public - State of Kansas
My Appt. Expires 1/30/2017

Signature

COO, CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TrueNorth
AN IMA COMPANY

TRUENORTH, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2014

WITH

INDEPENDENT AUDITORS' REPORT

TRUENORTH, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

February 16, 2015

To the Board of Directors
TrueNorth, Inc.
8200 East 32nd Street North, Suite 100
Wichita, Kansas 67226

In connection with our audit of the financial statements and supplemental information of TrueNorth, Inc. (the "Company") for the year ended December 31, 2014, we have issued our report thereon dated February 16, 2015. Professional standards require that we provide you with the following information related to our audit.

SIGNIFICANT AND CRITICAL ACCOUNTING POLICIES AND PRACTICES

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during December 31, 2014. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2014 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for revenue recognition and securities owned, investment banking fees, and income taxes.

CRITICAL ACCOUNTING ESTIMATES

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate affecting the financial statements was management's estimate of the fair value of the Company's marketable securities owned. We evaluated the key factors and assumptions used to develop these fair values in determining that they are reasonable in relation to the financial statements taken as a whole.

SIGNIFICANT UNUSUAL TRANSACTIONS

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size, or nature. We noted no significant unusual transactions during our audit.

QUALITY OF THE COMPANY'S FINANCIAL REPORTING

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We noted no difficulties or bias in management's judgments about the amounts and disclosures in the financial statements.

UNCORRECTED AND CORRECTED MISSTATEMENTS

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. We noted no uncorrected misstatements during the audit.

DISAGREEMENTS WITH MANAGEMENT

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditors' report. We are pleased to report that no disagreements with management arose during the course of our audit.

DIFFICULTIES ENCOUNTERED IN PERFORMING THE AUDIT

We encountered no significant difficulties in dealing with management in performing and completing our audit.

SUPPLEMENTAL INFORMATION

Based on the regulatory requirements of SEC Rules 15c3-1, 15c3-3, and 17a-5, the Company presents the computation of net capital, computation for determination of reserve requirements, and information relating to the possession or control requirements for brokers and dealers that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Board of Directors and management of the Company and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

EKS+H LLLP

EKS&H LLLP

TRUENORTH, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

	2014
CURRENT ASSETS	
Cash and cash equivalents	$ 4,018,490
Commissions receivable	168,508
Account receivable - other	71,003
Prepaid expenses	2,105
Total current assets	4,260,106
Property and equipment, net	13,036
Intangible asset, net of accumulated amortization of $36,663	105,257
	$ 4,378,399

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts and producer payables	$ 659,867
Accrued expenses, Parent	91,555
Income taxes payable, Parent	744,922
Total liabilities	1,496,344
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 100,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	2,066,033
Retained earnings	716,022
Total stockholder's equity	2,882,055
	$ 4,378,399

The accompanying notes are an integral part of these financial statements.

TRUENORTH, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

	2014
Revenues:	
Commission and fee income	$ 4,953,840
Other income	235,596
Interest	109
	5,189,545
Expenses:	
Payroll, payroll taxes and benefits	2,801,372
General and administrative	954,788
	3,756,160
Income before income taxes	1,433,385
Income taxes - current	(563,894)
Net income	$ 869,491

The accompanying notes are an integral part of these financial statements.

TRUENORTH, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2013	100,000	$ 100,000	$ 2,066,033	$ (153,469)	$ 2,012,564
Net income	--	--	--	**869,491**	**869,491**
Balance, December 31, 2014	**100,000**	**$ 100,000**	**$ 2,066,033**	**$ 716,022**	**$ 2,882,055**

The accompanying notes are an integral part of these financial statements.

TRUENORTH, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

	2014
Cash flows from operating activities:	
Net income	$ 869,491
Adjustments to reconcile net income to net cash flow from operating activities:	
Depreciation and Amortization	20,196
Changes in operating assets and liabilities:	
Commissions receivable	83,921
Accounts receivable - other	(32,857)
Prepaid expenses	(612)
Accounts payable	70,600
Accrued expenses	110,372
Income taxes payable, Parent	563,894
Net cash flow provided by operating activities	**1,685,005**
Cash flows from investing activities:	
Purchase of property and equipment	(2,474)
Net cash flow used in investing activities	**(2,474)**
Net increase in cash and cash equivalents	**1,682,531**
Cash and cash equivalents, beginning of year	2,335,959
Cash and cash equivalents, end of year	**$ 4,018,490**

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

TrueNorth, Inc. (the "Company") was incorporated in the State of Kansas in 2000 and is a wholly owned subsidiary of The IMA Financial Group, Inc. ("IMA"), a non-bank holding company. The Company is registered with the Securities and Exchange Commission ("SEC") as a limited broker/dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"). As such, the Company provides mutual fund recommendations and ongoing monitoring services to employer sponsored, employee-directed retirement plans (i.e., 401(k) and 403(b) plans). The Company is also registered with the SEC as an investment advisor. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The Company is also a Kansas domiciled insurance agency that makes available non-securities life, disability, and long-term care insurance to individuals and corporate customers.

Effective January 1, 2014, TrueNorth, Inc., CRD #110198, merged with and into TrueNorth Securities, Inc., CRD #112091. TrueNorth Securities, Inc. was the surviving entity and then changed its name to TrueNorth, Inc. under CRD #112091.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company also maintains cash in a brokerage account. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Concentrations of Credit Risk – Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash and cash equivalents with what management believes are high-credit, quality financial institutions.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function.

Fair Value of Financial Instruments – The carrying amount of financial instruments, including cash and cash equivalents and receivables, approximated fair value at December 31, 2014 because of the relatively short maturity of these instruments.

Revenue Recognition and Commissions Receivable - Revenue is recognized when services are performed. Advisory fees revenue is typically received at the beginning of a quarter and is deferred until the month that it is considered earned. Advisory fees and broker-dealer commissions receivable are estimated amounts due from advisory fees paid in arrears, 401(k) finder fees, 401(k) commission trails, insurance commissions and other fees occurring prior to year-end but not received before year-end. No allowance is necessary as all amounts are deemed collectible.

Income Taxes - The Company files consolidated income tax returns with IMA. Income taxes are allocated to the Company on the basis of its individual taxable income or loss, using a combined state and federal tax rate of approximately 39%. The result of these allocations is reported on the statements of financial condition under the caption "Income taxes payable, Parent."

When applicable, deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2014, there were no deferred tax assets or liabilities.

The Company recognizes the financial effects of a tax position only when it believes it can more likely than not support the position upon an examination by the relevant tax authority. Since the Company files a consolidated tax return with its parent, tax positions taken by the Company are evaluated in the consolidated tax return. As of December 31, 2014, no amounts have been recorded as uncertain tax positions in the Company's financial statements. Tax years that remain subject to examination in IMA's major tax jurisdictions (Federal, Kansas, Colorado, New York, and Texas) are 2011, 2012, 2013 and 2014.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Intangible Assets - Intangible assets represent the cost to purchase a book of business. The assets are amortized on a straight-line basis over a period of ten years. Amortization expense is approximately $14,000 for the next five years.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. The estimated useful lives are as follows:

Buildings and improvements	5 – 25 years
Furniture, fixtures, and equipment	5 – 7 years
Data processing equipment	3 – 5 years
Leasehold improvements	5 – 15 years

Subsequent Events - Subsequent events have been evaluated through the auditors' report date, which is the date the financial statements were available to be issued. There were no material subsequent events that required recognition or disclosure in the financial statements.

3. INCOME TAXES

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, primarily due to state income taxes and non-deductible expenses.

4. RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership with IMA and its subsidiaries ("Affiliates") which include the Company's Parent, The IMA Financial Group, Inc. The Company shares office space with its Affiliates and is allocated a portion of rent. Administrative, recordkeeping, operational and other services necessary to conduct the Company's operations are provided to the Company by its Parent, other Affiliates or employees of Affiliates. The cost of these services is allocated to the Company. For 2014 the Company recognized $534,844 of expenses related to these sharing arrangements. The expense is included within expenses on the statement of operations.

The Company owed Affiliates $91,555, reflected as accrued expenses - parent, on the statements of financial condition at December 31, 2014.

Because the Company is under common ownership and management control with its Affiliates, its operating results and financial position may differ from those that would have been obtained had the Company been autonomous.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net regulatory capital and net capital requirements of $2,490,445 and $99,756, respectively. The Company's aggregate indebtedness to net capital ratio was .60 to 1.

SUPPLEMENTARY INFORMATION

TRUENORTH, INC.

COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

SCHEDULE 1

DECEMBER 31, 2014

Aggregate indebtedness:	
Accounts and producer payables	$ 659,867
Accrued expenses, Parent	91,555
Income taxes payable, Parent	744,922
Total aggregate indebtedness	$ 1,496,344
Net capital:	
Credit items:	
Common stock	$ 100,000
Additional paid-in capital	2,066,033
Retained earnings	716,022
Total credit items	2,882,055
Deductions and charges:	
Commissions receivable	168,508
Account receivable - other	71,003
Prepaid expenses	2,105
Property and equipment, net	13,036
Intangible asset, net	105,257
Haircut on money market account	31,701
Total deductions and charges	391,610
Net capital	$ 2,490,445
Capital requirements:	
Net capital	$ 2,490,445
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($5,000)	99,756
Net capital in excess of requirements	$ 2,390,689
Ratio of aggregate indebtedness to net capital	.60 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2014.

Reconciliation with Company's calculation:

There is no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

Board of Directors
TrueNorth, Inc.
Wichita, Kansas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TrueNorth, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(1)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EKS+H LLLP
EKS&H LLLP

February 16, 2015
Denver, Colorado

TRUENORTH, INC.

EXEMPTION REPORT
SEC RULE 17A-5(D)(4)

DECEMBER 31, 2014

The below information is designated to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- TrueNorth, Inc. is a broker/dealer registered with the SEC and FINRA.
- TrueNorth, Inc. claimed an exemption under paragraph (k)(1)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2014.
- TrueNorth, Inc. is exempt from the provisions of rule 15c3-3 because it meets conditions set forth in paragraph (k)(1)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer if their transactions as a broker (agent) are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.
- TrueNorth, Inc. has met the identified exemption provisions throughout the fiscal year ended December 31, 2014 without exception.
- TrueNorth, Inc. has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2014.

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES (CLAIMING EXCLUSION FROM SIPC MEMBERSHIP)

Board of Directors
TrueNorth, Inc.
Wichita, Kansas

In accordance with Rule 17a-5€(4) under the Securities Exchange Act of 1934 related to the Certification of Exclusion From Membership (Form SIPC-3) filed by TrueNorth, Inc. (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying schedule of revenues for the year ended December 31, 2014, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's claim for exclusion from membership in the SIPC. The Company's management is responsible for the preparation of the schedule of revenues and compliance with the exclusion requirements from membership in the SIPC under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2014. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the total revenues amount included in the schedule of revenues for the year ended December 31, 2014 to the total revenues in the Company's audited financial statements for the year ended December 31, 2014, noting no differences.
2. Compared the amount in each revenue classification reported in the schedule of revenues prepared by the Company for the year ended December 31, 2014 to supporting schedules and working papers, noting no differences.
3. Proved the mathematical accuracy of the total revenues amount reflected in the schedule of revenues for the year ended December 31, 2014 and in the related schedules and working papers, noting no differences.

Board of Directors
TrueNorth, Inc.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in the SIPC. Accordingly, we do not express such as opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EKS+H LLLP

EKS&H LLLP

February 16, 2015
Denver, Colorado